EXHIBIT 4.4
eSCRIPTION, INC.
AMENDED AND RESTATED 1999 EMPLOYEE, DIRECTOR AND
CONSULTANT
EQUITY INCENTIVE PLAN
RESTRICTED STOCK UNIT AGREEMENT

(A)	Name of Grantee:
(B)	Number of Restricted Stock Units:
(C)	Grant Date:
(D)	Vesting Commencement Date:	October 1, 2008
     THIS RESTRICTED STOCK UNIT AGREEMENT (the “Agreement”), is made and entered into as of the date set forth in Item C above between eScription, Inc., a Delaware corporation (the “Company”) and the person named in Item A above (“Grantee”).
     THE PARTIES AGREE AS FOLLOWS:
1.	Restricted Stock Units. Pursuant to the Company’s Amended and Restated 1999 Employee, Director and Consultant Equity Incentive Plan (the “Plan”), a copy of which is attached to this Agreement as Exhibit A, the Company hereby credits to a separate account maintained on the books of the Company (the “Account”) Restricted Stock Units which will give Grantee the right to receive that number of shares of Common Stock of the Company, par value $0.001 (the “Shares”) listed in Item B above on the terms and conditions set forth herein and in the Plan, the terms and conditions of the Plan being hereby incorporated into this Agreement by reference. In the event of a conflict between the terms and conditions of the Plan and the terms and conditions of this Agreement, the terms and conditions of the Plan shall prevail. Capitalized terms used and not defined in this Agreement will have the meaning set forth in the Plan.
2.	Company’s Obligation to Pay. Each Restricted Stock Unit represents the right to receive one Share in accordance with Section 7 hereof after the Restricted Stock Unit has vested. Unless and until the Restricted Stock Units will have vested in the manner set forth in Section 3, the Grantee will have no right to receive the Shares subject to the Restricted Stock Units. Prior to the actual issuance of any Shares subject to the Restricted Stock Units, such Restricted Stock Units will represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company.
3.	Vesting. Except as provided in Section 4, and subject to Sections 5 and 6, the Restricted Stock Units shall vest in accordance with the provisions set forth on

Exhibit C, subject to Grantee’s continuing to be an employee, director or consultant of the Company or any successor thereto or of an Affiliate (a “Service Provider”) through each vesting date.
4.	Administrator Discretion. The Administrator, in its discretion, may accelerate the vesting of the balance, or some lesser portion of the balance, of the unvested Restricted Stock Units at any time, subject to the terms of the Plan. If so accelerated, such Restricted Stock Units will be considered as having vested as of the date specified by the Administrator.
5.	Forfeiture upon Termination as Service Provider. Notwithstanding any contrary provision of this Agreement, if the Grantee terminates service as a Service Provider for any or no reason, prior to vesting, Grantee’s right to acquire Shares pursuant to such unvested Restricted Stock Units awarded by this Agreement will immediately terminate.
6.	Forfeiture upon Termination of Merger. Notwithstanding any contrary provision of this Agreement, if the Agreement and Plan of Merger by and among the Company, Nuance Communications, Inc., Easton Acquisition Corporation, U.S. Bank, National Association, as Escrow Agent, and Paul Egerman, as Stockholder Representative, dated as of April 7, 2008 (the “Merger Agreement”) is terminated pursuant to Article IX thereof, Grantee’s right to acquire Shares pursuant to this Agreement will immediately terminate and no Shares will be issued hereunder.
7.	Payment After Vesting. Any Restricted Stock Units that vest in accordance with Sections 3 or 4 will be settled by the Company issuing Shares to the Grantee (or in the event of Grantee’s death, to his or her estate), provided that to the extent determined appropriate by the Company, the Grantee shall satisfy any federal, state and local withholding taxes with respect to the settlement of such vested Restricted Stock Units prior to the issuance of any vested to the Grantee. Subject to the provisions of Section 4, the settlement of vested Restricted Stock Units will be completed by the issuance of the appropriate number of Shares as soon as practicable after vesting, but in each such case no later than the 15th day of the third month following the end of the Company’s tax year that includes each applicable vesting date.
Any distribution or delivery to be made to Grantee under this Agreement will, if Grantee is then deceased, be made to Grantee’s designated beneficiary, or if no beneficiary survives Grantee, the administrator or executor of Grantee’s estate. Any such transferee must furnish the Company with (a) written notice of his or her status as transferee, and (b) evidence satisfactory to the Company to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.
8.	Rights as Stockholder. Neither the Grantee nor any person claiming under or through the Grantee will have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares will have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Grantee.

9.	Tax Advice. The Company has made no warranties or representations to Grantee with respect to the income tax consequences of the transactions contemplated by the Agreement pursuant to which the Restricted Stock Units have been issued and Grantee is in no manner relying on the Company or its representatives for an assessment of such tax consequences. The Grantee acknowledges that the Grantee has not relied and will not rely upon the Company or the Company’s counsel with respect to any tax consequences related to the Restricted Stock Units or the ownership, issuance, or disposition of the Shares to be issued in settlement of such vested Restricted Stock Units. The Grantee assumes full responsibility for all personal tax consequences associated with the Restricted Stock Units and the Shares.

10.	Withholding of Taxes. Notwithstanding any contrary provision of this Agreement, no certificate representing the Shares will be issued to Grantee in settlement of vested Restricted Stock Units unless and until the Grantee shall have delivered to the Company the full amount of any federal, state or local income or other taxes which the Company may be required by law to withhold with respect to the issuance of such Shares. At the election of the Company, any federal, state and local withholding taxes with respect to the settlement of the vested Restricted Stock Units may be paid by reducing the number of Shares actually issued to the Grantee.

At the Grantee’s election, the Company may deduct from any payment of distribution of the issued Shares the amount of any tax required by law to be withheld with respect to the settlement of the vested Restricted Stock Units. Notwithstanding the foregoing, at the Company’s request, the Grantee shall engage in a transaction pursuant to which a number of shares having a value sufficient to satisfy the Grantee’s withholding tax obligation shall be sold in broker transactions and the proceeds immediately transferred to the Company to satisfy this liability. Grantee must inform the Company of his or her preference for payment of his or her withholding tax obligations within 30 days of receipt of the Agreement. An election form is attached hereto as Exhibit B.

11.	Assignment; Binding Effect. Subject to the limitations set forth in this Agreement, this Agreement shall be binding upon and inure to the benefit of the executors, administrators, heirs, legal representatives, and successors of the parties hereto; provided, however, that except to the limited extent provided in Section 7, Grantee may not assign any of Grantee’s rights under this Agreement.

12.	Damages. Grantee shall be liable to the Company for all costs and damages, including incidental and consequential damages, resulting from a disposition of the Restricted Stock Units which is not in conformity with the provisions of this Agreement.

13.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts excluding those laws that direct the application of the laws of another jurisdiction.
14.	Notices. All notices and other communications under this Agreement shall be in writing. Unless and until the Grantee is notified in writing to the contrary, all notices, communications, and documents directed to the Company and related to the Agreement, if not delivered by hand, shall be mailed, addressed as follows:
eScription, Inc.
160 Gould Street
Needham, MA 02494
Attention: HR Manager
Following the closing of the transactions contemplated by the Merger Agreement, all notices, communications, and documents directed to the Company and related to the Agreement, if not delivered by hand, shall be mailed, addressed as follows:
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803
Attention: HR Director
Unless and until the Company is notified in writing to the contrary, all notices, communications, and documents intended for the Grantee and related to this Agreement, if not delivered by hand, shall be mailed to Grantee’s last known address as shown on the Company’s books. Notices and communications shall be mailed by first class mail, postage prepaid; documents shall be mailed by registered mail, return receipt requested, postage prepaid. All mailings and deliveries related to the Agreement shall be deemed received when actually received, if by hand delivery, and two business days after mailing, if by mail.
15.	Arbitration. Any and all disputes or controversies arising out of this Agreement shall be finally settled by arbitration conducted in Norfolk County in accordance with the then existing rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof; provided that nothing in this Section 15 shall prevent a party from applying to a court of competent jurisdiction to obtain temporary relief pending resolution of the dispute through arbitration. The parties hereby agree that service of any notices in the course of such arbitration at their respective addresses as provided for in Section 14 shall be valid and sufficient.
16.	No Rights to Restricted Stock Units, Shares, Options or Employment. Other than with respect to the Restricted Stock Units, neither Grantee nor any other person shall have any claim or right to be issued Shares or to be granted an option under the Plan.

Having received a grant of Restricted Stock Units under the Plan shall not give the Grantee any right to receive any other grant or option under the Plan. This grant of Restricted Stock Units is not an employment contract and nothing in this grant of Restricted Stock Units shall be deemed to create in any way whatsoever any obligation on Grantee’s part to continue in the employ of the Company, or the Company to continue Grantee’s employment with the Company.

17.	Entire Agreement. Company and Grantee agree that this Agreement (including its attached Exhibits) is the complete and exclusive statement between Company and Grantee regarding its subject matter and supersedes all prior proposals, communications, and agreements of the parties, whether oral or written, regarding the grant Restricted Stock Units to Grantee.

18.	Additional Conditions to Issuance of Shares. If at any time the Company will determine, in its discretion, that the listing, registration or qualification of the Shares upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory authority is necessary or desirable as a condition to the issuance of Shares to the Grantee (or his or her estate), such issuance will not occur unless and until such listing, registration, qualification, consent or approval will have been effected or obtained free of any conditions not acceptable to the Company. Where the Company determines that the delivery of the payment of any Shares will violate federal securities laws or other applicable laws, the Company will defer delivery until the earliest date at which the Company reasonably anticipates that the delivery of Shares will no longer cause such violation. The Company will make all reasonable efforts to meet the requirements of any such state or federal law or securities exchange and to obtain any such consent or approval of any such governmental authority.

19.	Administrator Authority. The Administrator will have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation and application of this Agreement as are consistent therewith and with the Plan. All actions taken and all interpretations and determinations made by the Administrator in good faith will be final and binding upon the Grantee, the Company and all other interested persons. No member of the Administrator will be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Agreement.

20.	Captions. Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

21.	Agreement Severable. In the event that any provision in this Agreement will be held invalid or unenforceable, such provision will be severable from, and such invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of this Agreement.

22.	Modifications to the Agreement. This Agreement constitutes the entire understanding of the parties on the subjects covered. Grantee expressly warrants that he or she is not accepting this Agreement in reliance on any promises, representations, or inducements other than those contained herein. Modifications to this Agreement may only be made as set forth in the Plan.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date below.

eScription, Inc.

By:

Chief Executive Officer

Date
     The Grantee hereby accepts and agrees to be bound by all of the terms and conditions of this Agreement and the Plan.

Grantee

Date

EXHIBITS
Exhibit A Amended and Restated 1999 Employee, Director and Consultant Equity Incentive Plan

Exhibit B Trade-for-Taxes

Exhibit C Vesting

EXHIBIT A OF THE
RESTRICTED STOCK UNIT AGREEMENT
Amended and Restated 1999 Employee, Director and Consultant Equity Incentive Plan

EXHIBIT B

TO:	Grantee

FROM:	Deanna Griffin, HR Manager

RE:	Payment of Withholding Taxes Applicable to Restricted Stock Units
As you know, eScription, Inc. (“Company”) granted you an award of Restricted Stock Units (the “Award”). In connection with the Award, you will have taxable income when the shares of Company Common Stock underlying the vested Restricted Stock Units are issued in settlement of the Award. For purposes of this election, the term “Company” shall be deemed to refer to Nuance Communications, Inc. following the closing of the transactions contemplated by the Agreement and Plan of Merger by and among the Company, Nuance Communications, Inc., Easton Acquisition Corporation, U.S. Bank, National Association, as Escrow Agent, and Paul Egerman, as Stockholder Representative, dated as of April 7, 2008.
Under applicable law, the withholding of income taxes is due and payable at the time the shares are issued in settlement of the Award. Before the Company issues you any shares under the Award, the Company must withhold applicable federal, state, and local taxes (the “Withholding Tax”).
In connection with your Award, you agreed to make appropriate arrangements regarding the Withholding Tax applicable to your Award.
Company is offering you the opportunity to elect one of two methods to satisfy your Withholding Tax. Select one of the two methods of payment described below:

Payment by Check. Our stock administration department will contact you via e-mail with the amount of the Withholding Tax due and payable. Please make your check payable to Nuance Communications, Inc. and mail it to Nuance Communications, Inc., Attention: HR Director, 1 Wayside Road, Burlington, MA 01803. You are required to satisfy your Withholding Tax obligations by tendering to the Company the amount of the Withholding Tax due and payable the day after the Company notifies you of the amount.

Retention of Shares by the Company. The Company will retain the number of shares equal to the amount of minimum Withholding Tax due and payable. Fractional shares will not be retained to satisfy any portion of the Withholding Tax. Accordingly, you agree that in the event that the amount of withholding you owe would result in a fraction of a share being owed, that amount will be satisfied by withholding the fractional amount from your paycheck. If such amount is required to be withheld, you expressly acknowledge that by checking this box you are giving the Company permission to withhold from your paycheck an amount equal to the remaining Withholding Tax due and payable. Notwithstanding the foregoing, at the Company’s request, the Grantee shall engage in a transaction pursuant to which a number of shares having a value sufficient to satisfy the Withholding Tax due and payable shall be sold in broker transactions and the proceeds immediately transferred to the Company to satisfy this liability.
Please elect the method of payment that you wish to satisfy your Withholding Tax from the two choices above, sign and date the form, and return it to the Deborah E. Sheehan at Nuance Communications, Inc. no later than June 19, 2008. You may either mail this election form to: Nuance Communications, Inc., Attention: Deborah E. Sheehan, 1 Wayside Road, Burlington, MA 01803 or fax it to 781-565-5554, attn: Deborah E. Sheehan.
By signing below, I understand (1) that Company will withhold an amount required by applicable law to satisfy the minimum Withholding Tax applicable to my Award, and (2) agree to have such Withholding Tax obligation satisfied by the method I checked above.

Grantee:	Date:

EXHIBIT C
Vesting Terms